NO ACT



11008133

DC
PE
8-23-11

Act: 1934
Section: 12(h)
Rule:
Public
Availability: 9/13/2011

September 13, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Twitter, Inc.
Incoming letter dated August 23, 2011

Based on the facts presented, the Division will not object if Twitter does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 with respect to restricted stock units granted and to be granted pursuant to Twitter's 2007 Equity Incentive Plan in the manner and subject to the terms and conditions set forth in your letter. This position will remain in effect until the earlier of (1) the date that Twitter otherwise becomes subject to Exchange Act registration or reporting requirements with respect to any other class of its securities, or (2) the date of a Change of Control (as defined in your letter).

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2011

Mail Stop 4561

Daniel J. Winnike, Partner
Fenwick and West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041

Re: Twitter, Inc.

Dear Mr. Winnike:

In regard to your letter of August 23, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

FENWICK & WEST LLP

SILICON VALLEY CENTER 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041

TEL 650.988.8500 FAX 650.938.5200 WWW.FENWICK.COM

Section 12(h)
Securities Exchange Act of 1934

Daniel J. Winnike
Partner

August 23, 2011

Email dwinnike@fenwick.com
Direct Dial: 650-335-7657

Via Federal Express

Thomas Kim, Esq.
Office of Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Twitter, Inc.
Request for Exemptive Relief from Registration under Section 12(g) of the Securities Exchange Act of 1934

Dear Mr. Kim:

On behalf of Twitter, Inc., a Delaware corporation (the "***Company***"), we hereby apply for an exemption under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), or request no-action relief, from the registration requirements of Section 12(g) of the Exchange Act with respect to restricted stock units ("***RSUs***") that the Company grants to employees, directors and certain consultants of the Company under its 2007 Equity Incentive Plan (the "***Plan***").

In connection with this request, the Company has authorized us to make the factual representations included in this request on its behalf.

I. Background

The Company provides a real-time information network that instantly connects users everywhere to what's most meaningful to them. The Company's outstanding capital stock consists of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G-1 and G-2 Preferred Stock. There are fewer than 500 holders of each of these classes of securities at this time.

Pursuant to the Plan, the Company offers equity-based awards to its employees, directors and consultants for compensatory purposes. There are three types of awards authorized for issuance under the Plan, stock options, restricted stock and RSUs. The Company has granted options to purchase its Common Stock under the Plan and intends to comply with the applicable provisions set forth in paragraph (f)(1) of Rule 12h-1 promulgated under the Exchange Act with respect to stock options.

The Company has recently begun to grant RSUs to employees for compensatory purposes (and may in the future grant RSUs to directors and certain consultants as well). RSUs have been awarded to 83 employees to date. The Company anticipates that it could in the future have more than 500 holders of RSUs. It is our opinion that the RSUs constitute a separate class of equity security from the Company's Common Stock, Preferred Stock and stock options.

As of December 31, 2010, the Company had assets exceeding $10 million and anticipates that it will continue to have assets exceeding $10 million for the foreseeable future.

The Company currently has no class of securities registered, or required to be registered, under Section 12 of the Exchange Act. The Company is not currently subject to the periodic reporting requirements of the Exchange Act. There is not an active trading market for any class of the Company's securities, although the Company is aware that shares of its common stock and of its Series A, B and C Preferred Stock are sold from time to time in transactions facilitated by private online investment portals with which the Company has no affiliation.

II. Summary of the Material Terms of the RSUs

The Company's RSUs represent the right to receive a specified number of shares of the Company's Common Stock in the future if certain conditions are met. Within 30 days of the occurrence of a Liquidity Event (defined below) or any subsequent vesting date, the vested portion of the RSUs will be settled in shares of the Company's Common Stock, or cash in lieu of such shares, or a combination, at the discretion of the Plan administrator. The number of shares that would be issued upon settlement following the Liquidity Event is based on the holder's length of service with Company.[1] Recipients of RSUs will not make any payments or provide any other consideration to the Company, other than continued employment or provision of services. Further, unlike a stock option, an RSU will not require the payment of any consideration to the Company in order to receive the Common Stock underlying the RSU.

Each RSU that the Company has granted and may grant in the future (for so long as it is relying on the relief requested herein) will contain the following material terms:

1. Restrictions on Recipients

[1] Typically, 25% of the shares subject to an RSU are issuable on the Liquidity Event if the holder of the RSU has been in continuous service to the Company for one year, with an additional approximately 2.083% of the shares subject to the RSU issuable for each additional month of service; however, vesting accrues quarterly after a Liquidity Event. If the holder of the RSU has not provided at least one year of continuous service as of the date of the Liquidity Event, 25% of the RSUs will vest on the first anniversary of the first day of the calendar month commencing after the date the recipient commenced providing services to the Company, provided the recipient continues to provide service to the Company.

RSUs will be issued only to employees and directors of, and consultants to, the Company as permitted under Rule 701(c) of the Securities Act.

2. Restrictions on Transfer

Pursuant to the terms of the RSU agreement to be entered into with each holder of an RSU to evidence the existence of the RSU, RSUs granted under the Plan cannot be sold, assigned, pledged, hypothecated, transferred or otherwise disposed of by the person to whom they are granted, other than by will, the laws of descent and distribution or designation of a beneficiary to receive the shares issuable under the RSU following death. Any recipient so receiving an RSU on death would continue to be bound by the restrictions on transfer contained in the RSU agreement pursuant to the provisions of the RSU agreement.

The restrictions on transfer also include a prohibition on any short position, any "put equivalent position" or any "call equivalent position" by the RSU holder with respect to the RSU itself as well as any shares issuable upon settlement of the RSU prior to the settlement thereof until the Company becomes subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or is no longer relying on the relief requested. These restrictions have been included in the RSU agreement.

3. No Issuance until Liquidity Event

The shares of Common Stock subject to the RSU will not be issued to the RSU holder unless and until either of the following events occurs: (A) a Change in Control[2] of the Company, or (B) the earlier to occur of (i) 180 days after the initial public offering of the Company's Common Stock or (ii) March 8 of the year following the year in which an initial public offering

[2] A "Change in Control" will be defined in the RSU agreement used under the Plan as (i) a dissolution or liquidation of the Company, (ii) any reorganization, consolidation, merger or similar transaction or series of related transactions (each, a "***combination transaction***")) in which the Company is a constituent corporation or is a party if, as a result of such combination transaction, the voting securities of the Company that are outstanding immediately prior to the consummation of such combination transaction (other than any such securities that are held by an "Acquiring Stockholder", as defined below) do not represent, or are not converted into, securities of the surviving corporation of such combination transaction (or such surviving corporation's parent corporation if the surviving corporation is owned by the parent corporation) that, immediately after the consummation of such combination transaction, together possess at least fifty percent (50%) of the total voting power of all securities of such surviving corporation (or its parent corporation, if applicable) that are outstanding immediately after the consummation of such combination transaction, including securities of such surviving corporation (or its parent corporation, if applicable) that are held by the Acquiring Stockholder; or (iii) a sale of all or substantially all of the assets of the Company, that is followed by the distribution of the proceeds to the Company's stockholders, provided in each case that the transaction constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company as defined in the regulations under Section 409A of the Code . An "***Acquiring Stockholder***" means a stockholder or stockholders of the Company that (i) merges or combines with the Company in such combination transaction or (ii) owns or controls a majority of another corporation that merges or combines with the Company in such combination transaction.

of the Company's Common Stock occurred (each, of the items in (A) or (B), a "***Liquidity Event***"). Absent a Liquidity Event, the RSUs expire upon the tenth anniversary of the date of grant (the "***Expiration Date***").

The Plan provides that upon a Change in Control, either the acquiring entity would assume the RSU or substitute an equivalent award, or the RSU would terminate if not so assumed or substituted. An RSU is deemed to be assumed if the holder of the RSU is entitled to receive the same consideration as a holder of an equivalent number of shares of Common Stock. If the consideration in the Change in Control includes consideration that is not solely common stock of the acquiring entity, common stock of the acquiring entity having a fair market value equal to the per share consideration received by holders of Common Stock may be issued instead of such consideration that is not solely common stock of the acquiring entity.

For example, assuming the Company's standard continuous service schedule described in footnote 1, if at the time of a Change in Control transaction a holder of 1,000 shares of Common Stock receives 100 shares of common stock of the acquiring entity, the holder of 1,000 RSUs would be entitled to receive up to 100 shares of common stock of the acquiring entity, depending upon the length of continuous service as follows[3]:

Length of Service Prior to Liquidity Event	Number of Shares of Acquiring Entity Issuable Upon Liquidity Event	Number of Shares of Acquiring Entity Issuable After Liquidity Event (Assuming Continuous Service)
Two years	50 shares	6.025 shares/quarter for 24 months
Eighteen months	37.5 shares	6.025 shares/quarter for 30 months
Six months	0 shares	25 shares six months after Liquidity Event 6.025 shares/quarter for 36 months

[3] See paragraph 5 for an illustration of the treatment of RSU holders who are former employees of the Company at the time of the Change in Control.

4. No Rights as Stockholders

Holders of RSUs will not, by virtue of such holding, own Common Stock, will have no voting, dividend, liquidation or other rights of stockholders and will not be reflected as stockholders in the Company's records until shares of Common Stock are issued pursuant to the RSUs.

5. No Forfeiture upon Termination of Employment

Holders whose employment or other service with the Company terminates prior to a Liquidity Event will retain their RSUs, although the number of shares of Common Stock issuable pursuant to the RSU will cease to further increase upon such termination. Within 30 days of the occurrence of a Liquidity Event, the RSUs will be settled and a number of shares of Common Stock will be issued based on the holder's length of continuous service to the Company. For holders whose employment or other service with the Company terminates prior to the Liquidity Event, the Common Stock will be issued, regardless of the duration of time between the termination of employment or service and the occurrence of the Liquidity Event, so long as the Liquidity Event occurs prior to the Expiration Date and so long as any specified periods of continuous service have been met prior to termination of employment or service.

For example, assuming the Company's standard continuous service schedule described in footnote 1, a holder of RSUs representing the right to receive 1,000 shares of Common Stock who terminated employment prior to the Liquidity Event would have the right to receive the following number of shares of Common Stock or shares of the acquiring entity, as the case may be, upon an IPO Liquidity Event or a Change in Control Liquidity Event in which the holders of 1,000 shares of Common Stock would receive 100 shares of the acquiring entity:

Length of Service Prior to Termination	Number of Shares Issuable to Former Employee Upon IPO Liquidity Event	Number of Shares of Acquiring Entity Issuable to Former Employee in Change in Control Illustrated Above
Two years	500 shares	50 shares
Eighteen months	375 shares	37.5 shares
Six months	0 shares	0 shares

6. Provision of Information.

The Company agrees in the Notice of Restricted Stock Unit Award that must be executed by each holder of RSUs to provide holders of RSUs the information and at the same frequency specified under Rule 12h-1(f)(1)(vi) of the Exchange Act.

7. No Trading Market

There is no trading market or other method that would allow RSU holders to receive any consideration for their RSUs prior to a Liquidity Event.

III. Discussion

A. Exchange Act Registration Requirements

As a general rule, Section 12(g) of the Exchange Act and Rule 12(g)(1) of the rules adopted under the Exchange Act require every issuer meeting the jurisdictional requirements of the Exchange Act that has total assets of more than $10 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Section 3(a)(11) of the Exchange Act defines "equity security" as "any stock or similar security…or any security convertible, with or without consideration, into such a security." We believe the RSUs would be deemed to be an equity security for purposes of Section 12(g), and, absent the relief requested herein, the Company would become subject to the registration and reporting requirements of the Exchange Act at such time as it had 500 or more holders of record of RSUs.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Acts Amendments of 1964, Pub. L. 88-467; 78 Stat. 565 (the "**1964 Amendments**"). The purpose of the 1964 Amendments has been expressed in various ways:

(a) The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities."

(b) A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states that "Section 3(c) of the bill would … provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028.

(c) A release of the Securities and Exchange Commission, citing a report on its study that made the legislative recommendations on the basis of which the 1964 Amendments were enacted, describes the scope of the registration and reporting provisions of Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981 (citing

Report of the Special Study of Securities Markets of the Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62).

(d) A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986.

All of the above strongly suggest that it was not the intent of Congress to require Exchange Act registration of securities such as the RSUs because they are neither "securities traded in the over-the-counter market" nor subject to any active investor interest insofar as they are not transferable.

Additionally, in SEC Release No. 34-56887 (Dec. 7, 2007) (the "***Rule 12h-1 Release***"), in noting the appropriateness of exempting employee stock options from the registration requirements of Section 12(g), the Staff suggested that securities issued in connection with employee benefit plans do not require the same level of regulation as securities traded in public markets:

> "We believe that the characteristics of many employee benefit plans, which are by their own terms limited to employees, not available to the general public, and subject to transfer restrictions, obviate the need for applicability of all the rules and regulations aimed at public trading markets." Rule 12h-1 Release, note 24.

B. Authority to Grant Relief

Section 12(h) of the Exchange Act allows the Staff to exempt an issuer from the registration requirements of Section 12(g) if it finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

C. Appropriateness of Exemption or Other Relief

We believe that it would be appropriate for the Staff to grant the Company an exemption or no-action relief from the registration requirements of Section 12(g) for the RSUs because such exemption or relief would be consistent with the standards articulated in Section 12(h) and recently-enacted Rule 12h-1. We believe that neither the public interest nor the protection of investors will be furthered by requiring the Company to meet the registration requirements of the Exchange Act if it were to have over 500 holders of RSUs.

1. Number of Public Investors

The first factor specified in Section 12(h) is the number of public investors in the issuer. Because the Company grants RSUs under the Plan without cash or other tangible consideration, the Staff should not consider the holders of RSUs to be investors in the Company. Moreover, other than upon the death of the holder of the RSU, the RSUs cannot be sold, assigned, transferred, pledged, hypothecated, or otherwise disposed of, as described in paragraph II.2. above. Further, any transferee receiving the RSU on death would hold the RSU subject to the same transfer restrictions as the deceased former holder, and the Company will require any such transferee to acknowledge in writing that the RSU is subject to such restrictions. Therefore, it would not be possible for RSUs to be held by public investors.

2. Trading Interest

The second factor specified in Section 12(h) is the level of trading interest in a company's equity securities. For the reasons discussed in the preceding paragraph, there will be no trading interest in the RSUs, and the Plan has been structured to preclude any trading of RSUs or any interest therein from developing.

3. Nature of Issuer

The last factor specifically set forth in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. While the assets and income of the Company are not insubstantial, it is a private company. Moreover, the fact that the Company's business is large with a large number of employees should not be disqualifying. See, for example, *Kinko's, Inc.* (Nov. 30, 1999) and *Starbucks Corporation* (Apr. 2, 1992). We do not believe that the fact that certain sales of the Company's capital stock are facilitated by private online investment portals is relevant to the relief sought, as the RSUs and any interest therein, including shares issuable upon settlement, will never be subject to secondary sale transactions due to the limitations on their transfer described in paragraph II.2. above.

We believe that the appropriateness of granting the Company the exemption or no-action relief requested in this letter is evidenced by the no-action position taken by the Staff in *Facebook, Inc.* (Oct. 14, 2008), which similarly sought exemptive or no-action relief from the registration requirements of Section 12(g) of the Exchange Act with respect to restricted stock units. We believe that the RSU program proposed to be used by the Company is virtually the same as the program identified in the Facebook, Inc. letter in all respects that are relevant to the relief being sought.

D. Information Provided

1. Information Provided to RSU Holders

The Company believes that the underlying reasons for the informational requirements set forth in Rule 12h-1(f) equally apply in the case of the RSUs. As noted in the Rule 12h-1 Release:

> "the type and amount of disclosure needed in a compensatory securities transaction differs from that needed in a capital-raising transaction. In a bona fide compensatory arrangement, the issuer is concerned primarily with compensating the employee-investor rather than maximizing its proceeds from the sale. Because the compensated individual has some business relationship, perhaps extending over a long period of time, with the securities issuer, that person will have acquired some, and in many cases, a substantial amount of knowledge about the enterprise. The amount and type of disclosure required for this person is not the same as for the typical investor with no particular connection with the issuer."

As previously stated, the Company will provide holders of RSUs the same type of information (and at the same frequency) required to be provided to holders of stock options under Rule 12h-1(f)(1)(vi). The Company intends to maintain on its corporate intranet site that is accessible by all holders of RSUs while they are providing services to the Company the information required under Rule 12h-1(f)(vi). In the case of former employees or consultants holding RSUs, the Company would provide this information subject to the recipient's agreement to maintain the confidentiality of the information, as provided the Note to Paragraph (f)(1)(vi).

We believe the Company's proposed method of providing information to RSU holders would result in RSU holders receiving the same information as holders of stock options exempt from Section 12(g) per Rule 12h-1(f).

2. Information Provided at the Time of a Liquidity Event

The decision to affect an initial public offering would be made by the Board of Directors of the Company and its controlling stockholders. Therefore, holders of RSUs would not be making any sort of investment decision with respect to the initial public offering-related Liquidity Event. Additionally, the Company would intend to file a registration Statement on Form S-8 to register the shares of Common Stock issuable in connection with the settlement of RSUs that vested upon the initial public offering-related Liquidity Event prior to the issuance of the Common Stock pursuant to such RSUs.

A Liquidity Event occurring as a result of a Change in Control of the Company would, similarly, be determined by the Board of Directors and controlling stockholders of the Company, not holders of RSUs or stock options. Accordingly, holders of RSUs would not be making an investment decision at the time of the Change in Control. Generally, holders of Company Common Stock would be entitled to receive either cash consideration in the Change in Control transaction and/or equity or other securities of the acquiring entity. If the consideration consisted of securities of the acquiror, the Company and the acquirer would need to evaluate the need to register the transaction under the Securities Act as well as the need to register the class of securities to be issued under the Exchange Act, if not already so registered. Absent an exemption, the registration of the transaction and the registration of the class of securities issued in the transaction, would give the former holders of RSUs the benefit of ongoing disclosure.

3. Trading in Company Capital Stock

The Company has implemented several policies, bylaw amendments and contractual restrictions in order to ensure that it continues to comply with the requirements of the Securities Act of 1933, as amended (the "***Securities Act***"). As used herein, "capital stock" means shares of the Company's common stock and shares of its Preferred Stock. These measures include:

- implementation of an insider trading policy that prohibits all employees, and former officers, directors and board observers for a specified period following the termination of their relationship, from selling capital stock except during certain trading windows;

- adoption of bylaw provisions that prohibit certain sales and other transfers of capital stock;

- insisting on contractual prohibitions on the sale or transfer of capital stock by transferees of the Company's capital stock;

- enforcing contractual obligations requiring the submission of legal opinions by any proposed transferor that proposed transfers of capital stock are in compliance with securities laws, other than for sales to a small number of purchasers whose sophistication and accreditation the Company has independently verified; and

- obtaining and exercising contractual rights of first refusal on transfers of the Company's capital stock.

So long as the relief requested is in effect, the Company will continue to maintain and enforce appropriate measures in order to restrict transfers of its capital stock to unsophisticated investors and ensure compliance with the requirements of the Securities Act. This will include the exercise of the Company's rights of first refusal where applicable and necessary and consistent with the Board's fiduciary duties.

IV. Conclusion

Because of the absence of public investors and trading interest in the RSUs, and the absence of any payment for delivery of shares of Common Stock, we believe that there is no need for the disclosure of the information required by the Exchange Act and that neither the public interest nor protection of investors would be furthered by requiring the Company to register the RSUs under the Exchange Act. Under the standards articulated in Section 12(h) of the Exchange Act and Rule 12h-1(f), we believe the Company meets the conditions necessary to receive relief from registering the RSUs under Section 12(g) of the Exchange Act.

We respectfully request that the Staff issue an exemptive order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from the obligation to register under Section 12(g) of the Exchange Act any RSUs it issues under the Plan. We further request that this order or grant of no-action relief remain in effect until the earlier of (1) such time as the Company becomes a public reporting company under the Exchange Act or is required to register under the Exchange Act with respect to any other class of its securities other than the RSUs, or (2) the occurrence of a Change in Control of the Company.

As noted above, the relief requested is limited to RSUs granted under the Plan, and does not include the Company generally or encompass any other securities, including shares of Common Stock that may be issued upon settlement of the RSUs. Furthermore, for so long as the relief requested is in effect, the Company undertakes that it will not amend any material term of the Plan as it relates to the RSUs.

In accordance with Securities Act Release No. 6269 (December 5, 1980), I am sending an original and seven copies of this letter. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. The telephone number of the undersigned is 650-335-7657.

Very truly yours,



Daniel J. Winnike

cc: Alexander Macgillivray, Esq.
Theodore Wang, Esq.

25980/00600/2407746.13